Able View Global Inc.

Room 1802, Shanghai International Building

511 Weihai Road, Jing’an District

Shanghai, China

April 28, 2023

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Registration Statement on Form F-4 Filed March 17, 2023 File No. 333-270675

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of March 28, 2023 with respect to the Registration Statement on Form F-4 (the “F-4”) filed with the SEC on March 17, 2023 by Able View Global Inc. (the “Company”). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s response. Please note that all references of the page numbers in the responses refer to those of the Amendment No. 1 to the Registration Statement on Form F-4 (the “F-4/A”) filed with the SEC concurrently with the submission of this letter.

Each of the responses by the Company to the Staff’s comments is set forth in bold below, following each comment.

Registration Statement on Form F-4 Filed March 17, 2023

Cover Page

1.	We note your response to comment 1 and reissue in part. We acknowledge the addition to the cover page of Hong Kong specific regulations addressing cybersecurity and data protection. However, please also address, either here or in the rest of the registration statement, the impact of Hong Kong anti-monopoly regulations and China's Enterprise Tax. As one example only, we note that on page 67 you reference the risk of potential anti-monopoly regulatory actions in Hong Kong with a cross-reference to the risk factor on page 85, but that risk factor contains no anti-monopoly disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page 17 of the F-4/A to address China’s Enterprise Income Tax Law. The Company has also clarified the anti-monopoly concern in Hong Kong on the cover page and page 87 of the F-4/A.

CSRC Filing Requirements and Security Review Measures Associated with Listing Outside of PRC

Cyber Security Review, page 15

2.	We note your response to comment 2 and reissue in part. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any additional permissions and approvals from the CAC. If true, state as much and explain why such an opinion was not obtained.

Response: In response to the Staff’s comment, the Company has relied upon an opinion of its PRC counsel to reach the conclusions that the Company does not need any additional permissions and approvals from the CAC, the Company has also revised pages 15 and 67 of the F-4/A accordingly to indicate such reliance.

3.	We note your response to comment 24 from our letter dated January 26, 2023. We note that out of prudence you filed required documents with the Cybersecurity Review Office on January 28, 2023. Please elaborate upon this disclosure to explain the status of your application and next steps.

Response: In response to the Staff’s comment, the Company respectfully pointed out that the Cybersecurity Review Office has completed the review of the application documents submitted by the Company and advised the Company on April 19, 2023, that, since the Company is not a network platform operator with the personal information data of more than one million users, the Company is not subject to any cybersecurity review for the listing of the securities overseas and may withdraw the application of cybersecurity review. The Company has revised its disclosure accordingly on pages 15 and 67 of the F-4/A.

Questions and Answers About the Proposals, page 29

4.	We note your response to comment 7 and disclosure revisions on page 38. The total pro forma equity value measure does not appear to be a pro forma measure as contemplated in Article 11 of Regulation S-X. Please retitle it to clearly indicate what it represents.

Response: In response to the Staff’s comment, the Company retitled the “Total Pro forma Equity Value” to “Total Pro Forma Equity Value Post-Redemption” on page 38 of the F-4/A, to reflect the total pro forma equity value post-redemption assuming the closing will occur no later than May 14, 2023. The calculation is based on the total fully diluted shares outstanding multiplied by $10.38 per share, which is redemption price per share (including estimated interest income) assuming that the Closing will occur no later than May 14, 2023.

Index to Consolidated Financial Statements, page F-1

5.	Please include audited financial statements for the registrant, Able View Global Inc. If they have been in existence less than a year and have not yet commenced operations, you may instead include an audited balance sheet that is no more than nine months old. Refer to Item 14 of Form F-4 and Item 8.A of Form 20-F.

Response: In response to the Staff’s comment, the Company respectfully pointed out that prior to the business combination, Able View Global Inc. (“Pubco”) is a wholly-owned subsidiary of Able View Inc., and Pubco is a holding company without any operation or financials. Therefore, Pubco has been consolidated in the audited financial statements of Able View Inc. In addition, immediately after the business combination, Pubco will own 100% of Able View Inc. Therefore, the audited financial statements of Able View Inc. correctly reflect the financials of Able View Global Inc. after business combination. The Company has updated audited financial statements of Able View Inc. for the fiscal year ended December 31, 2022 in the F-4/A.

Hainan Manaslu Acquisition Corp. Audited Financial Statements, page F-22

6.	Please provide audited financial statements for the year ended December 31, 2022. Refer to Rule 8-08(b) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has added audited financial statements of Hainan Manaslu Acquisition Corp. for the year ended December 31, 2022 into the F-4/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen